Exhibit 12.1

	For the Years Ended December 31,
	2008	2007	2006	2005	2004
	(In thousands)
Fixed Charges (excluding interest on deposits)
Interest on borrowings	$76,422	$108,381	$109,027	$103,704	$59,841
Rent	8,428	8,068	6,782	4,462	3,694

Total fixed charges	84,850	116,449	115,809	108,166	63,535
(Loss) income from continuing operations before income taxes	(186,755)	(57,584)	33,976	65,929	81,507

Total earnings (1)	(101,905)	58,865	149,785	174,095	145,042

Ratio of (loss) earnings to fixed charges	(1.20)	0.51	1.29	1.61	2.28

Fixed Charges (including interest on deposits)
Interest on borrowings	76,422	108,381	109,027	103,704	59,841
Interest on deposits	64,263	84,476	58,959	40,084	28,355
Rent	8,428	8,068	6,782	4,462	3,694

Total fixed charges	149,113	200,925	174,768	148,250	91,890
(Loss) income from continuing operations before income taxes	(186,755)	(57,584)	33,976	65,929	81,507

Total earnings (2)	(37,642)	143,341	208,744	214,179	173,397

Ratio of (loss) earnings to fixed charges	(0.25)	0.71	1.19	1.44	1.89

(1)	Total earnings is defined as (loss) income from continuing operations plus fixed charges excluding interest on deposits

(2)	Total earnings is defined as (loss) income from continuing operations plus fixed charges including interest on deposits